Exhibit (a)(1)(A)

INTERNATIONAL COAL GROUP, INC.

Offer to Purchase Any and All of Its Outstanding

9.00% Convertible Senior Notes due 2012 (CUSIP No. 45928HAD8)

This Tender Offer (as defined below) will expire at midnight, New York City time, on April 5, 2010, unless extended or earlier terminated by us in our sole discretion (such date and time, as the same may be extended, the “Expiration Time”).

International Coal Group, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), hereby offers (the “Tender Offer”) to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer Documents”), any and all of our outstanding 9.00% Convertible Senior Notes due 2012 (the “Convertible Notes”) from each holder of any of such Convertible Notes (each a “Holder” and, collectively, the “Holders”). As of March 5, 2010, $139.5 million in aggregate principal amount of Convertible Notes were outstanding.

We will fix the purchase price (the “Purchase Price”) for each $1,000 principal amount of Convertible Notes validly tendered and not validly withdrawn at or prior to the Expiration Time promptly after the close of trading on the New York Stock Exchange (the “NYSE”) on the date of the Expiration Time, and we will announce such Purchase Price no later than 4:30 p.m., New York City time, on the date of the Expiration Time. The Purchase Price will be calculated as the sum of 98.288 times the Weighted Average Price (as defined herein), plus $745.10, subject to a minimum Purchase Price of $1,064.54 and a maximum Purchase Price of $1,359.40 per $1,000 principal amount of Convertible Notes. In addition to the Purchase Price, Holders that validly tender and do not validly withdraw their Convertible Notes at or prior to the Expiration Time will also be paid accrued and unpaid interest (“Accrued Interest”) to, but not including, the Payment Date (as defined below) on such Convertible Notes that are accepted for purchase by us. No tenders of Convertible Notes will be valid if submitted after the Expiration Time.

Throughout the Tender Offer, an indicative Purchase Price will be available at http://www.dfking.com/intlcoal and from the Information Agent and Depositary or the Dealer Managers (each, as defined herein) at their respective telephone numbers set forth on the back cover of this Offer to Purchase. The Purchase Price will be available at http://www.dfking.com/intlcoal no later than 4:30 p.m., New York City time, on the date of the Expiration Time.

To tender Convertible Notes after 5:00 p.m., New York City time, on the date of the Expiration Time, but at or prior to the Expiration Time, Holders must complete and sign a Notice of Voluntary Offering Instructions form and deliver it via facsimile to the Depositary. Immediately after delivering the Notice of Voluntary Offering Instructions form, the Holder should telephone the Depositary at its telephone numbers set forth on the back cover of this Offer to Purchase to confirm receipt and determine if any further action is required. See “Procedures for Tendering Convertible Notes.”

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this Offer or passed upon the adequacy or accuracy of any of the Offer Documents. Any representation to the contrary is a criminal offense.

Our obligation to accept for purchase, and to pay for, Convertible Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is conditioned upon the satisfaction or waiver of the Refinancing Condition and the General Conditions (each, as defined herein). See “Conditions to the Tender Offer.” The Tender Offer is not conditioned on any minimum aggregate principal amount of Convertible Notes being tendered.

Convertible Notes previously tendered may be withdrawn at or prior to the Expiration Time. Except under certain limited conditions described herein, Convertible Notes previously tendered may not be withdrawn after the Expiration Time. In the event of termination or withdrawal of the Tender Offer without any Convertible Notes being purchased, the Convertible Notes tendered by Holders pursuant to the Tender Offer will be promptly returned to such tendering Holders.

Any questions or requests for assistance concerning the Tender Offer may be directed to UBS Securities LLC and Morgan Stanley & Co. Incorporated (together, the “Dealer Managers”) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to D. F. King & Co., Inc., the information agent and depositary for the Tender Offer (the “Information Agent and Depositary”) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Beneficial owners may also contact their custodians for assistance concerning the Tender Offer.

The Dealer Managers for the Tender Offer are:

UBS Investment Bank	Morgan Stanley

March 8, 2010

(Cover page, continued)

Upon the terms and subject to the conditions of the Tender Offer, Holders that validly tender and do not validly withdraw their Convertible Notes at or prior to the Expiration Time will be eligible to receive payment of the Purchase Price, plus Accrued Interest, if such Convertible Notes are accepted for purchase (the date of such acceptance, the “Acceptance Date,” and the date of such payment, the “Payment Date”), to, but not including, the Payment Date.

The Payment Date with respect to the Tender Offer is expected to be promptly following the Expiration Time, assuming all conditions to the Tender Offer have been satisfied or waived. Payment for any Convertible Notes accepted for purchase will be made in immediately available (same-day) funds. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders of Convertible Notes validly tendered and accepted for purchase in the Tender Offer.

Concurrently with the Tender Offer, we are offering 21,200,000 shares of our common stock, par value $0.01 per share (the “Common Stock”) (or a total of 24,380,000 shares of Common Stock if the underwriters exercise their over-allotment option in full) (the “Common Stock Offering”) and $75.0 million aggregate principal amount of convertible notes (the “New Convertible Notes”) (or a total of $86.25 million aggregate principal amount of New Convertible Notes if the underwriters exercise their over-allotment option in full) (the “Convertible Notes Offering”) in separate underwritten public offerings. We expect to use the net proceeds of the Common Stock Offering and the Convertible Notes Offering, together with cash on hand, if necessary, to purchase Convertible Notes validly tendered and not validly withdrawn pursuant to the Tender Offer and accepted for purchase by us. See “Concurrent Offerings and Tender Offer.”

Our obligation to accept for purchase, and to pay for, Convertible Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is subject to certain conditions, including the Company raising (i) a minimum of $100.0 million in aggregate gross proceeds, exclusive of discounts, through the Common Stock Offering and (ii) a minimum of $75.0 million in aggregate gross proceeds, exclusive of discounts, through the Convertible Notes Offering at or prior to the Expiration Time such that we have the necessary funds to pay the Purchase Price of validly tendered and not validly withdrawn Convertible Notes, plus Accrued Interest to, but not including, the Payment Date (together, the “Refinancing Condition”). See “Conditions to the Tender Offer.” We cannot assure you that the Common Stock Offering or the Convertible Notes Offering will be successful and reserve the right to waive any and all conditions to the Tender Offer at or prior to the Expiration Time, including, without limitation, the Refinancing Condition. We may use available cash or additional borrowings to satisfy any amounts required to purchase the Convertible Notes on the Payment Date.

Concurrently with the Tender Offer, the Common Stock Offering and the Convertible Notes Offering, we are also offering $200.0 million aggregate principal amount of senior secured second-priority notes (the “New Senior Secured Notes”) in an underwritten public offering (the “Senior Secured Notes Offering” and, together with the Common Stock Offering and the Convertible Notes Offering, the “Offerings”). We also commenced an offer to purchase any and all of the $175.0 million aggregate principal amount outstanding of our 10.25% Senior Notes due 2014 (the “Existing Senior Notes”). The Tender Offer is not conditioned upon consummation of the Senior Secured Notes Offering or the offer to purchase our Existing Senior Notes. See “Concurrent Offerings and Tender Offer” and “Conditions to the Tender Offer.”

NONE OF THE COMPANY, THE DEALER MANAGERS, THE INFORMATION AGENT AND DEPOSITARY OR THE TRUSTEE (EACH AS DEFINED HEREIN) MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER THEIR CONVERTIBLE NOTES PURSUANT TO THE TENDER OFFER. EACH HOLDER MUST MAKE ITS OWN DECISION AS TO WHETHER TO TENDER ITS CONVERTIBLE NOTES AND, IF TENDERING, THE PRINCIPAL AMOUNT OF CONVERTIBLE NOTES TO TENDER. HOLDERS ARE URGED TO REVIEW CAREFULLY ALL OF THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THE OFFER DOCUMENTS.

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THE TENDER OFFER IS NOT BEING MADE TO (NOR WILL CONVERTIBLE NOTES BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS OF CONVERTIBLE NOTES IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE TENDER OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IN THOSE JURISDICTIONS WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE TENDER OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE TENDER OFFER WILL BE DEEMED TO BE MADE ON OUR BEHALF BY THE DEALER MANAGERS OR ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS OFFER TO PURCHASE OR ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN NOR THE PURCHASE OF CONVERTIBLE NOTES BY US WILL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH DOCUMENT.

NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THE OFFER DOCUMENTS OTHER THAN THOSE CONTAINED THEREIN OR IN THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE DEALER MANAGERS, THE INFORMATION AGENT AND DEPOSITARY OR THE TRUSTEE. THE DELIVERY OF THE OFFER DOCUMENTS WILL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE THEREOF, OR THAT THE INFORMATION THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE THEREOF.

Whether or not the Tender Offer is consummated, from time to time after the Expiration Time, or after termination or withdrawal of the Tender Offer, we or our affiliates may acquire any Convertible Notes that are not tendered pursuant to the Tender Offer through open-market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as we or our affiliates may determine, which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates will choose to pursue in the future. See “Certain Significant Considerations—Repurchases of the Convertible Notes.”

IMPORTANT

Any beneficial owner of Convertible Notes desiring to tender Convertible Notes should request such beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction on behalf of such beneficial owner, and to transmit an Agent’s Message in connection with tenders made through ATOP (as defined below). See “Procedures for Tendering Convertible Notes.” Convertible Notes may be tendered only in denominations of $1,000 principal amount and integral multiples thereof.

Any beneficial owner of Convertible Notes desiring to tender Convertible Notes after 5:00 p.m., New York City time, on the date of the Expiration Time should make arrangements with such beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to fax a Notice of Voluntary Offering Instructions form (in the case of a tender of Convertible Notes) or a notice of withdrawal (in the case of a withdrawal of previously tendered Convertible Notes) to the Depositary at its facsimile number set forth on the back cover of this Offer to Purchase on behalf of such beneficial owner at or prior to the Expiration Time, in accordance with the procedures described under “Procedures for Tendering Convertible Notes” and “Withdrawal of Tenders.”

There are no guaranteed delivery procedures provided by us in order to validly tender Convertible Notes in the Tender Offer. See “Procedures for Tendering Convertible Notes.”

Consummation of the Tender Offer may have adverse consequences for Holders that do not validly tender their Convertible Notes pursuant to the Tender Offer. The trading markets for any Convertible Notes not validly tendered pursuant to the Tender Offer are likely to be significantly more limited in the future if the Tender Offer is consummated. See “Certain Significant Considerations.”

The Depository Trust Company (“DTC”) participants that hold Convertible Notes on behalf of beneficial owners of Convertible Notes through DTC must tender their Convertible Notes through the DTC Automated Tender Offer Program (“ATOP”). To effect such a tender, DTC participants should transmit their acceptance through ATOP and follow the procedure for book-entry transfer set forth in “Procedures for Tendering Convertible Notes—Book-Entry Delivery Procedures.” A beneficial owner of Convertible Notes that are held through a broker, dealer, commercial bank, trust company or other nominee must instruct such broker, dealer, commercial bank, trust company or other nominee to tender the Convertible Notes on the beneficial owner’s behalf should such beneficial owner wish to participate in the Tender Offer. See “Procedures for Tendering Convertible Notes—Tender of Convertible Notes Held Through a Custodian.”

Tenders of Convertible Notes may be withdrawn at any time at or prior to the Expiration Time but not thereafter unless required by law. For a withdrawal of tendered Convertible Notes to be valid, such withdrawal must comply with the procedures set forth in “Withdrawal of Tenders.”

Subject to applicable law and the terms and conditions set forth in this Offer to Purchase, we expressly reserve the right, at or prior to the Expiration Time, (i) to terminate the Tender Offer and not accept for purchase any Convertible Notes not theretofore accepted for purchase, (ii) to waive any and all of the conditions to the Tender Offer, (iii) to extend the Expiration Time or (iv) to amend the terms of the Tender Offer. The foregoing rights are in addition to our right to delay acceptance for purchase of Convertible Notes tendered pursuant to the Tender Offer or the payment for Convertible Notes accepted for purchase in order to comply in whole or in part with any applicable law, subject to Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

If we make a material change in the terms of the Tender Offer or the information concerning the Tender Offer, we will publicly announce such changes or information or disseminate additional offering materials and extend the Tender Offer to the extent required by law. If the Tender Offer is amended at or prior to the Expiration Time in a manner determined by us in our sole discretion to constitute a material adverse change to the Holders, we will promptly disclose such amendment and, if necessary, extend the Tender Offer for a period deemed by us to be adequate and in compliance with applicable law to permit Holders to withdraw their Convertible Notes. If the consideration to be paid in the Tender Offer is increased or decreased, the principal amount of Convertible Notes subject to the Tender Offer is decreased or the pricing formula, minimum Purchase Price or maximum Purchase Price is changed, increased or decreased, if required by applicable law, the Tender Offer will remain open at least ten business days from the date we first give notice to Holders of such Convertible Notes, by public announcement or otherwise, of such change, increase or decrease. In addition, we may, if we deem appropriate, extend the Tender Offer for any other reason.

Any termination, extension or amendment will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Tender Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. Without limiting the manner in which any public announcement may be made, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

In the event that the Tender Offer is terminated or withdrawn on or prior to the Acceptance Date, the Purchase Price will not be paid or become payable to Holders of the Convertible Notes that have validly tendered their Convertible Notes in connection with the Tender Offer. In any such event, the Convertible Notes previously tendered by Holders of the Convertible Notes pursuant to the Tender Offer will be promptly returned to such tendering Holders.

Tendering Holders will not be obligated to pay brokerage fees or commissions or the fees and expenses of the Dealer Managers or the Information Agent and Depositary in connection with the Tender Offer. See “Fees and Expenses.” If a Holder holds Convertible Notes through a broker or bank, such Holder should consult that institution as to whether it charges any service fee to tender the Convertible Notes.

Questions and requests for assistance may be directed to the Information Agent and Depositary or to the Dealer Managers, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent and Depositary. Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold Convertible Notes with questions and requests for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Tender Offer.

No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Offer to Purchase and, if given or made, such information or representation may not be relied upon as having been authorized by the Company, the Dealer Managers or the Information Agent and Depositary.

Certain of the statements in this Offer to Purchase and the documents incorporated by reference in this Offer to Purchase constitute forward-looking statements which involve certain risks. For information on these and other risks, please see “Forward-Looking Statements” below and the disclosures under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Holders of Convertible Notes should take note of the following important dates with respect to the Tender Offer:

Date/Time	Calendar Date and Time	Event
Pricing Date	Promptly after the close of trading on the date of the Expiration Time.

The date we will determine the Purchase Price for the Convertible Notes. The Purchase Price will be available at http://www.dfking.com/intlcoal no later than 4:30 p.m., New York City time, on the date of the Expiration Time.

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Expiration Time	Midnight, New York City time, on April 5, 2010, unless extended or unless the Tender Offer is terminated earlier by us.

The last day and time for Holders to tender Convertible Notes pursuant to the Tender Offer in order to be eligible to receive the Purchase Price on the Payment Date.

The last day and time for Holders to validly withdraw tendered Convertible Notes.

Acceptance Date

For Convertible Notes that have been validly tendered and not validly withdrawn at or prior to the Expiration Time, we expect to accept such Convertible Notes for purchase promptly following the Expiration Time assuming all of the conditions to the Tender Offer have been satisfied or waived. This date is expected to be April 6, 2010 if the Expiration Time is not extended.

Acceptance for purchase by us of all Convertible Notes validly tendered and not validly withdrawn at or prior to the Expiration Time.
Payment Date

For Convertible Notes that have been validly tendered and not validly withdrawn at or prior to the Expiration Time and that are accepted for purchase, settlement will occur on the Payment Date, which is expected to be promptly following the Expiration Time assuming all of the conditions to the Tender Offer have been satisfied or waived. This date is expected to be April 6, 2010 if the Expiration Time is not extended.

Payment of the Purchase Price and Accrued Interest to, but not including, the Payment Date, for all Convertible Notes validly tendered and not validly withdrawn at or prior to the Expiration Time and that are accepted for purchase.

AVAILABLE INFORMATION AND INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this Offer to Purchase the information that we file with the SEC, which means that we can disclose important information to Holders by referring to those documents. The information incorporated by reference is considered to be an important part of this Offer to Purchase as a legal matter. Information that we file later with the SEC will automatically update information in this Offer to Purchase. In all cases, Holders should rely on the later information over different information included in this Offer to Purchase. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on January 29, 2010; and

•	our Current Reports on Form 8-K filed with the SEC on January 12, 2010 (as amended on January 13, 2010) and February 23, 2010 (as amended on March 8, 2010).

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase will also be incorporated by reference in this Offer to Purchase from the date of filing of such documents. Upon request, we will provide to each person to whom this Offer to Purchase is delivered a copy of any or all of the information that has been incorporated by reference in this Offer to Purchase but not delivered with this Offer to Purchase.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Holders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street N.E., Washington, D.C. 20549. Holders can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

For further information, please refer to our Issuer Tender Offer Statement on Schedule TO, filed with the SEC pursuant to Rule 13e-4 under the Exchange Act on March 8, 2010, and any amendment thereto (the “Schedule TO”).

This information is also available on the investor relations page of our web site at http://www.intlcoal.com. Information included or available through our website does not constitute a part of this Offer to Purchase. Holders may also request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

Attention: Secretary

(304) 760-2400

Holders should rely only on the information provided in this Offer to Purchase, as well as the information incorporated by reference. We have not authorized anyone to provide Holders with different information. Holders should not assume that the information in this Offer to Purchase or any documents incorporated by reference is accurate as of any date other than the date on the front of the applicable document.

FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference in this Offer to Purchase that are not historical facts are forward-looking statements and may involve a number of risks and uncertainties. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions, in this Offer to Purchase to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to various risks, uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

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our ability to successfully refinance our outstanding indebtedness and reduce our leverage through this Tender Offer, the offer to purchase our Existing Senior Notes, the Common Stock Offering, the Convertible Notes Offering and the Senior Secured Notes Offering;

•	market demand for coal, electricity and steel;

•	availability of qualified workers;

•	future economic or capital market conditions;

•	weather conditions or catastrophic weather-related damage;

•	our production capabilities;

•	consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

•	a significant number of conversions of the Existing Convertible Notes prior to maturity;

•	our plans and objectives for future operations and expansion or consolidation;

•	our relationships with, and other conditions affecting, our customers;

•	availability and costs of key supplies or commodities such as diesel fuel, steel, explosives and tires;

•	availability and costs of capital equipment;

•	prices of fuels which compete with or impact coal usage, such as oil and natural gas;

•	timing of reductions or increases in customer coal inventories;

•	long-term coal supply arrangements;

•	reductions and/or deferrals of purchases by major customers;

•	risks in or related to coal mining operations, including risks related to third-party suppliers and carriers operating at our mines or complexes;

•	unexpected maintenance and equipment failure;

•	environmental, safety and other laws and regulations, including those directly affecting our coal mining and production, and those affecting our customers’ coal usage;

•	ability to obtain and maintain all necessary governmental permits and authorizations;

•	competition among coal and other energy producers in the United States and internationally;

•	railroad, barge, trucking and other transportation availability, performance and costs;

•	employee benefits costs and labor relations issues;

•	replacement of our reserves;

•	our assumptions concerning economically recoverable coal reserve estimates;

•	availability and costs of credit, surety bonds and letters of credit;

•	title defects or loss of leasehold interests in our properties which could result in unanticipated costs or inability to mine these properties;

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future legislation and changes in regulations or governmental policies or changes in interpretations or enforcement thereof, including with respect to safety enhancements and environmental initiatives relating to global warming or climate change;

•	impairment of the value of our long-lived and deferred tax assets;

•	our liquidity, including our ability to adhere to financial covenants related to our borrowing arrangements;

•	adequacy and sufficiency of our internal controls; and

•	legal and administrative proceedings, settlements, investigations and claims and the availability of related insurance coverage.

Holders should keep in mind that any forward-looking statements made by us in this Offer to Purchase or the documents incorporated by reference herein speaks only as of the date on which such statements were made. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us or our anticipated results. We have no duty to, and do not intend to, update or revise the forward-looking statements included or incorporated by reference in this Offer to Purchase after the date of this Offer to Purchase, except as may be required by law. In light of these risks and uncertainties, Holders should keep in mind that any forward-looking statements made in this Offer to Purchase or the documents incorporated by reference herein might not occur. When considering these forward-looking statements, Holders should keep in mind the cautionary statements in this Offer to Purchase and the documents incorporated by reference herein and in our other SEC filings, including the more detailed discussion of these factors, as well as other factors that could affect our results, contained under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference herein.

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Offer to Purchase. Holders of Convertible Notes are urged to read the Offer Documents in their entirety because they contain the full details of the Tender Offer. Capitalized terms used but not defined in this summary have the meanings assigned to them elsewhere in this Offer to Purchase.

Company	International Coal Group, Inc., a Delaware corporation.

Convertible Notes	9.00% Convertible Senior Notes due 2012 (CUSIP No. 45928HAD8), of which $139,502,000 aggregate principal amount were outstanding as of March 5, 2010.

The Tender Offer	Upon the terms and subject to the conditions described in this Offer to Purchase, we are offering to purchase for cash any and all of our outstanding Convertible Notes. See “Terms of the Tender Offer.”

Purchase Price

The Purchase Price for each $1,000 principal amount of Convertible Notes validly tendered and not validly withdrawn will be calculated promptly after the close of trading on the NYSE on the date of the Expiration Time (the “Pricing Date”). The Purchase Price will be calculated as the sum of 98.288 times the Weighted Average Price, plus $745.10, subject to a minimum Purchase Price of $1,064.54 and a maximum Purchase Price of $1,359.40 per $1,000 principal amount of Convertible Notes.

For purposes of the Purchase Price calculation, “Weighted Average Price” means the arithmetic average of the daily volume-weighted average prices of our Common Stock, beginning on March 8, 2010 and ending on the Pricing Date. The daily volume-weighted average price shall equal the per share dollar volume-weighted average price for our Common Stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading at the NYSE) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading at the NYSE) as reported by Bloomberg Financial Services through its “Volume at Price” (ICO <Equity> VAP <Go>) functions (or if such volume-weighted average price is unavailable, the market price of one share of Common Stock on such trading day determined, using a volume-weighted average method, by a nationally recognized investment banking firm retained by us for this purpose). The Weighted Average Price and the variable cash component of the Purchase Price will be rounded to the nearest whole cent. See “Terms of the Tender Offer.”

Holders that validly tender and do not validly withdraw their Convertible Notes at or prior to the Expiration Time will be eligible to receive payment of the Purchase Price for each $1,000 principal amount of Convertible Notes validly tendered and not validly withdrawn, payable in cash, plus Accrued Interest to, but not including, the Payment Date.

Calculation of Purchase Price

We will calculate the Purchase Price promptly after the close of trading on the NYSE on the Pricing Date and will announce such Purchase Price no later than 4:30 p.m., New York City time, on the Pricing Date. Throughout the Tender Offer, an indicative Purchase Price will be available at http://www.dfking.com/intlcoal and from the Information Agent and Depositary or the Dealer Managers at their respective telephone numbers set forth on the back cover of this Offer to Purchase. The Purchase Price will be available at http://www.dfking.com/intlcoal no later than 4:30 p.m., New York City time, on the date of the Expiration Time. See “Terms of the Tender Offer.”

Accrued Interest	In addition to the Purchase Price, Holders that validly tender and do not validly withdraw their Convertible Notes at or prior to the Expiration Time will also be paid accrued and unpaid interest to, but not including, the Payment Date on such Convertible Notes that are accepted for purchase by us.

Market Information

There is no established reporting or trading system for the Convertible Notes; however, we believe that the Convertible Notes are currently traded over-the-counter. The closing price of our Common Stock on March 5, 2010 was $4.73 per share. Based on such closing price and the current conversion rate of 163.8136 shares of our Common Stock per $1,000 principal amount of Convertible Notes (subject to adjustment in certain events), if the Convertible Notes had been convertible into our Common Stock on such date, any Holder that converted $1,000 principal amount of Convertible Notes on that date would have received shares of our Common Stock with a market value of approximately $775.

If, on the Pricing Date, the Weighted Average Price of our Common Stock is $4.73, then Holders that have validly tendered Convertible Notes and have not validly withdrawn such Convertible Notes at or prior to the Expiration Time will be eligible to receive $1,210.00, plus Accrued Interest, for each $1,000 in principal amount of tendered Convertible Notes.

The Convertible Notes are convertible at an initial conversion price, subject to adjustment, of $6.10 per share (approximately 163.8136 shares per $1,000 in principal amount of the Convertible Notes). The Convertible Notes are convertible upon the occurrence of certain events, including (1) prior to February 12, 2012, during a calendar quarter, if the closing sale price of our Common Stock for each of 20 or more trading days during the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price; (2) prior to February 12, 2012, during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price for the Convertible Notes on each day during such period was equal to or less than 97% of the closing sale price of our Common Stock on such day multiplied by the conversion rate; (3) upon the occurrence of specified corporate transactions; and (4) at any time from and including February 1, 2012 until the close of business on the second business day immediately preceding August 1, 2012.

Holders are urged to contact their brokers with respect to current information regarding the Convertible Notes. See “Market and Trading Information.”

Expiration Time	The Tender Offer will expire at midnight, New York City time, on April 5, 2010, unless extended or earlier terminated by us in our sole discretion. See “Terms of the Tender Offer.”

Purpose of the Tender Offer	The purpose of the Tender Offer is to acquire any and all of the outstanding Convertible Notes.

Conditions to the Tender Offer	Our obligation to accept for purchase, and pay for, Convertible Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is conditioned upon the satisfaction or waiver of the Refinancing Condition and the General Conditions. See “Conditions to the Tender Offer.” The Tender Offer is not conditioned on any minimum aggregate principal amount of Convertible Notes being tendered.

Acceptance for Purchase and
Payment for Convertible Notes

Pursuant to the terms and conditions of the Tender Offer and upon satisfaction or waiver of the conditions thereto, we will accept for purchase and pay for Convertible Notes validly tendered and not validly withdrawn at or prior to the Expiration Time.

For Convertible Notes that have been validly tendered and not validly withdrawn at or prior to the Expiration Time and that are accepted for purchase, payment of the Purchase Price and Accrued Interest to, but not including, the Payment Date, will occur on the Payment Date, which is expected to be promptly following the Expiration Time, assuming all conditions to the Tender Offer have been satisfied or waived. See “Acceptance for Purchase and Payment for Convertible Notes.”

Withdrawal of Tenders	Tenders of Convertible Notes may be validly withdrawn at any time at or prior to the Expiration Time by following the procedures described under “Withdrawal of Tenders.” Tendered Convertible Notes may not be withdrawn subsequent to the Expiration Time, provided, however, that tenders of Convertible Notes may be validly withdrawn if the Tender Offer is terminated without any Convertible Notes being purchased thereunder. In the event of a termination of the Tender Offer, the Convertible Notes tendered pursuant to the Tender Offer will be promptly returned to the tendering Holders. See “Withdrawal of Tenders.”

Source of Funds	Concurrently with the commencement of the Tender Offer, we commenced the Common Stock Offering and the Convertible Notes Offering. We expect to use the net proceeds of the Common Stock Offering and the Convertible Notes Offering, together with cash on hand, if necessary, to fund the Purchase Price for all validly tendered and not validly withdrawn Convertible Notes. The Tender Offer is conditioned upon, among other conditions, the Company raising (i) a minimum of $100.0 million in aggregate gross proceeds, exclusive of discounts, through the Common Stock Offering and (ii) a minimum of $75.0 million in aggregate gross proceeds, exclusive of discounts, through the Convertible Notes Offering at or prior to the Expiration Time such that we have the necessary funds to pay the Purchase Price of validly tendered and not validly withdrawn Convertible Notes, plus Accrued Interest to, but not including, the Payment Date. We cannot assure you that the Common Stock Offering or the Convertible Notes Offering will be successful and reserve the right to waive any and all conditions to the Tender Offer at or prior to the Expiration Time. We may use available cash or additional borrowings to satisfy any amounts required to purchase the Convertible Notes on the Payment Date.

Certain United States Federal
Income Tax Consequences	For a summary of certain United States federal income tax consequences of the Tender Offer, see “Certain United States Federal Income Tax Consequences.”

Certain Significant
Considerations	For a discussion of certain significant factors Holders should consider in deciding whether to participate in the Tender Offer, see “Certain Significant Considerations.”

The Dealer Managers	UBS Securities LLC and Morgan Stanley & Co. Incorporated are serving as the Dealer Managers for the Tender Offer. The address and telephone numbers of UBS Securities LLC and Morgan Stanley & Co. Incorporated appear on the back cover of this Offer to Purchase.

The Information Agent and
Depositary	D. F. King & Co., Inc. is serving as the Information Agent and Depositary for the Tender Offer. The address and telephone numbers of the Information Agent and Depositary appear on the back cover of this Offer to Purchase.

The Trustee; the Indenture	The Bank of New York Mellon Trust Company, N.A. is the trustee (the “Trustee”) for the Convertible Notes. The Convertible Notes were issued under the indenture, dated as of July 31, 2007 (as amended, the “Indenture”), by and among us, each of the guarantors party thereto and the Trustee.

Assistance; Further Information;
Additional Documentation

Any questions or requests for assistance concerning the Tender Offer may be directed to the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent and Depositary at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Beneficial owners may also contact their custodians for assistance concerning the Tender Offer.

Additional copies of the documents incorporated by reference herein may be obtained as described under “Available Information and Incorporation of Documents by Reference.”

TERMS OF THE TENDER OFFER

We hereby offer to purchase for cash any and all of our outstanding Convertible Notes, upon the terms and subject to the conditions set forth in this Offer to Purchase. As of March 5, 2010, $139.5 million in aggregate principal amount of Convertible Notes were outstanding.

The Purchase Price for each $1,000 principal amount of Convertible Notes validly tendered and not validly withdrawn will be calculated promptly after the close of trading on the NYSE on the Pricing Date, as the sum of 98.288 times the Weighted Average Price, plus $745.10, per $1,000 principal amount of Convertible Notes, subject to a minimum Purchase Price of $1,064.54 and a maximum Purchase Price of $1,359.40 per $1,000 principal amount of Convertible Notes. Holders that validly tender and do not validly withdraw their Convertible Notes at or prior to the Expiration Time will be eligible to receive payment of the Purchase Price for each $1,000 principal amount of Convertible Notes accepted for purchase by us. In addition to the Purchase Price, Holders that validly tender and do not validly withdraw their Convertible Notes at or prior to the Expiration Time will also be paid Accrued Interest to, but not including, the Payment Date on Convertible Notes accepted for purchase by us.

For purposes of the Purchase Price calculation, “Weighted Average Price” means the arithmetic average of the daily volume-weighted average prices of our Common Stock, beginning on March 8, 2010 and ending on the Pricing Date. The daily volume-weighted average price shall equal the per-share dollar volume-weighted average price for our Common Stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading at the NYSE) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading at the NYSE) as reported by Bloomberg Financial Services through its “Volume at Price” (ICO <Equity> VAP<Go>) functions (or if such volume-weighted average price is unavailable, the market price of one share of Common Stock on such trading day determined, using a volume-weighted average method, by a nationally recognized investment banking firm retained by us for this purpose). The Weighted Average Price and the variable cash component of the Purchase Price will be rounded to the nearest whole cent.

Upon the terms and subject to the conditions of the Tender Offer (including, if the Tender Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, payment of the Purchase Price for all Convertible Notes validly tendered and not validly withdrawn at or prior to the Expiration Time and that are accepted for purchase by us pursuant to the Tender Offer will occur on the Payment Date, which is expected to be promptly following the Expiration Time, assuming all conditions to the Tender Offer have been satisfied or waived. Payment for any such Convertible Notes will be made in immediately available (same-day) funds. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders of Convertible Notes validly tendered and accepted for purchase in the Tender Offer.

Holders that desire to tender their Convertible Notes pursuant to the Tender Offer and receive the Purchase Price for such tendered Convertible Notes must validly tender and not validly withdraw such Convertible Notes at or prior to the Expiration Time. The Expiration Time for the Tender Offer will be midnight, New York City time, on April 5, 2010, unless extended or earlier terminated by us in our sole discretion.

All Convertible Notes validly tendered in accordance with the procedures set forth under “Procedures for Tendering Convertible Notes,” and not validly withdrawn in accordance with the procedures set forth under “Withdrawal of Tenders,” at or prior to the Expiration Time will, upon the terms and subject to the conditions hereof, including satisfaction or waiver of the Refinancing Condition and the General Conditions, be accepted for purchase by us.

Our obligation to accept for purchase, and pay for, Convertible Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is conditioned upon satisfaction or waiver of the Refinancing Condition and the General Conditions. Subject to applicable law and the terms and conditions set forth in this Offer to Purchase, we expressly reserve the right, at or prior to the Expiration Time, (i) to terminate the Tender Offer and not accept for purchase any Convertible Notes not theretofore accepted for purchase, (ii) to waive any and all of the conditions to the Tender Offer, (iii) to extend the Expiration Time or (iv) to amend the terms of the Tender Offer. See “Conditions to the Tender Offer.” The rights reserved by us in this paragraph are in addition to our rights to terminate the Tender Offer as described under “Conditions to the Tender Offer.”

If we make a material change in the terms of the Tender Offer or the information concerning the Tender Offer, we will publicly announce such changes or information or disseminate additional offering materials and extend the Tender Offer to the extent required by law. If the consideration to be paid in the Tender Offer is increased or decreased, the principal amount of Convertible Notes subject to the Tender Offer is decreased or the pricing formula, the minimum Purchase Price or the maximum Purchase Price is changed, increased or decreased, if required by law, the Tender Offer will remain open at least ten business days from the date we first give notice to Holders of Convertible Notes, by public announcement or otherwise, of such change, increase or decrease. In addition, we may, if we deem appropriate, extend the Tender Offer for any other reason.

Any termination, extension or amendment of the Tender Offer will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Tender Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. Without limiting the manner in which any public announcement may be made, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

Sample Calculations of the Purchase Price. For purposes of illustration, the table below indicates the total Purchase Price (and fixed and variable components thereof) that would be calculated on the basis of the formula described above with respect to each $1,000 principal amount of Convertible Notes, assuming a range of Weighted Average Prices as indicated in the left hand column. The actual Weighted Average Price may be higher or lower than the assumed Weighted Average Prices below. The actual Purchase Price will be subject to the minimum and maximum Purchase Prices described above.

Assumed Weighted Average Price	Variable Component of Purchase Price	Fixed Component of Purchase Price	Total Purchase Price
$3.25	$319.44	$745.10	$1,064.54
$3.50	$344.01	$745.10	$1,089.11
$3.75	$368.58	$745.10	$1,113.68
$4.00	$393.15	$745.10	$1,138.25
$4.25	$417.72	$745.10	$1,162.82
$4.50	$442.30	$745.10	$1,187.40
$4.75	$466.87	$745.10	$1,211.97
$5.00	$491.44	$745.10	$1,236.54
$5.25	$516.01	$745.10	$1,261.11
$5.50	$540.58	$745.10	$1,285.68
$5.75	$565.16	$745.10	$1,310.26
$6.00	$589.73	$745.10	$1,334.83
$6.25	$614.30	$745.10	$1,359.40

We will pay Accrued Interest to, but not including, the Purchase Date in addition to the Purchase Price shown above.

Holders of Convertible Notes may obtain information on the daily volume weighted prices and closing prices with respect to our Common Stock throughout the Tender Offer by calling the Information Agent and Depositary or the Dealer Managers for the Tender Offer, at their respective telephone numbers set forth on the back cover of this Offer to Purchase. In addition, throughout the Tender Offer, an indicative Purchase Price will be available at http://www.dfking.com/intlcoal and from the Information Agent and Depositary or the Dealer Managers at their respective telephone numbers set forth on the back cover of this Offer to Purchase. The Purchase Price will be available at http://www.dfking.com/intlcoal no later than 4:30 p.m., New York City time, on the Pricing Date.

Retirement and Cancellation. Any Convertible Notes not tendered or tendered but not accepted for purchase because such Convertible Notes were not validly tendered will remain outstanding upon completion of the Tender Offer. All Convertible Notes validly tendered and not validly withdrawn and accepted for purchase by us in the Tender Offer will be retired and cancelled.

Accounting Treatment of Repurchases of the Convertible Notes in the Tender Offer. Any Convertible Notes validly tendered and accepted for purchase by us in the Tender Offer will be accounted for in accordance with FASB Accounting Standards Codification Subtopic 470-20, Debt with Conversion and Other Options. This requires the cash consideration paid to purchase the Convertible Notes to be allocated between the liability and equity components of such Convertible Notes. These allocations are determined and accounted for as follows:

(1) Allocation of a portion of the cash consideration to the extinguishment of the liability component equal to the fair value of that component immediately prior to extinguishment. Any difference between the Purchase Price we pay attributed to the liability component and the sum of (a) the net carrying amount of the liability component and (b) any unamortized debt issuance costs is recognized in the income statement as a gain or loss on extinguishment of debt; and

(2) Allocation of the remaining Purchase Price to the reacquisition of the equity component and recognition of that amount as a reduction of stockholders’ equity.

Ownership of Convertible Notes. None of the Company or, to the knowledge of the Company, any of the executive officers or directors of the Company or any associate or majority owned subsidiary of the Company or, to the knowledge of the Company, any of the executive officers or directors of the Company, beneficially owns or has a right to acquire any of the Convertible Notes. None of the Company or, to the knowledge of the Company, any of the persons or entities referred to in the preceding sentence or any of their executive officers, directors or subsidiaries has effected any transaction in the Convertible Notes during the past 60 days. To the knowledge of the Company, we will not acquire any Convertible Notes from any of our directors, officers or affiliates pursuant to the Tender Offer.

PURPOSE OF THE TENDER OFFER

The purpose of the Tender Offer is to acquire any and all of the outstanding Convertible Notes. We expect to use the net proceeds of the Common Stock Offering and the Convertible Notes Offering, together with cash on hand, if necessary, to purchase Convertible Notes validly tendered and not validly withdrawn pursuant to the Tender Offer and accepted for purchase by us. We will not be required to accept for purchase, or pay for, Convertible Notes validly tendered and not validly withdrawn pursuant to the Tender Offer if we do not consummate the Common Stock Offering or the Convertible Notes Offering at or prior to the Expiration Time or if the other conditions to the Tender Offer are not satisfied or waived. See “Certain Significant Considerations.”

NONE OF THE COMPANY, THE DEALER MANGERS, THE INFORMATION AGENT AND DEPOSITARY OR THE TRUSTEE MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER THEIR CONVERTIBLE NOTES PURSUANT TO THE TENDER OFFER. EACH HOLDER MUST MAKE ITS OWN DECISION AS TO WHETHER TO TENDER ITS CONVERTIBLE NOTES AND, IF TENDERING, THE PRINCIPAL AMOUNT OF CONVERTIBLE NOTES TO TENDER. HOLDERS ARE URGED TO REVIEW CAREFULLY ALL OF THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THE OFFER DOCUMENTS.

Whether or not the Tender Offer is consummated, from time to time after the Expiration Time, or after termination or withdrawal of the Tender Offer, we or our affiliates may acquire any Convertible Notes that are not tendered pursuant to the Tender Offer through open-market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as we or our affiliates may determine, which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates will choose to pursue in the future. See “Certain Significant Considerations—Repurchases of the Convertible Notes.”

SOURCE AND AMOUNT OF FUNDS

Assuming (i) 100% of the outstanding principal amount of the Convertible Notes are tendered at or prior to the Expiration Time and accepted for purchase and (ii) the Weighted Average Price on the Pricing Date is $4.73, approximately $168.8 million would be required to pay the Purchase Price for the Convertible Notes, in addition to Accrued Interest on the Convertible Notes and anticipated fees and expenses in connection therewith.

Concurrently with the commencement of the Tender Offer, we commenced the Common Stock Offering and the Convertible Notes Offering. We expect to use the net proceeds of the Common Stock Offering and the Convertible Notes Offering, together with cash on hand, if necessary, to fund the Purchase Price for all validly tendered and not validly withdrawn Convertible Notes. The Tender Offer is conditioned upon, among other conditions, the Company raising (i) a minimum of $100.0 million in aggregate gross proceeds, exclusive of discounts, through the Common Stock Offering and (ii) a minimum of $75.0 million in aggregate gross proceeds, exclusive of discounts, through the Convertible Notes Offering at or prior to the Expiration Time such that we have the necessary funds to pay the Purchase Price of validly tendered and not validly withdrawn Convertible Notes, plus Accrued Interest to, but not including, the Payment Date. We cannot assure you that the Common Stock Offering or the Convertible Notes Offering will be successful and reserve the right to waive any and all conditions to the Tender Offer at or prior to the Expiration Time. We may use available cash or additional borrowings to satisfy any amounts required to purchase the Convertible Notes on the Payment Date.

THE COMPANY

We are a leading coal mining company in Northern and Central Appalachia producing a broad range of mid- to high-Btu, low- to medium-sulfur, steam and metallurgical coal. We operate 12 mining complexes in West Virginia, Kentucky, Virginia and Maryland; we also operate an additional mining complex in the Illinois Basin producing mid- to high-sulfur steam coal. We market our coal to a diverse customer base of largely investment grade electric utilities, as well as domestic and international industrial customers. The quality of our coal and the availability of multiple transportation options, including rail, truck and barge, throughout the Appalachian region, enable us to participate in both the domestic and international coal markets.

As of December 31, 2009, management estimates that we own or control approximately 325 million tons of metallurgical coal reserves and approximately 765 million tons of steam coal reserves. Management’s estimates were developed considering an initial evaluation, as well as subsequent acquisitions, dispositions, depleted reserves, changes in available geological or mining data and other factors. Of our 1.1 billion tons of total coal reserves, we own 724 million tons and lease 366 million tons from third-party mineral holders. We also own or control approximately 431 million tons of non-reserve coal deposits. We have approximately 2,600 employees; all of our mining complexes are union free.

For the year ended December 31, 2009, we sold 16.8 million tons of coal, of which approximately 16.0 million tons were produced and approximately 0.8 million tons were purchased through brokered coal contracts (coal purchased from third parties for resale). Of the tons sold, 15.8 million tons were steam coal and 1.0 million tons were metallurgical coal. Our steam coal sales volume in 2009 consisted of mid- to high-quality, high Btu (greater than 12,000 Btu/lb.), low- to medium-sulfur (1.5% or less) coal, which typically sells at a premium to lower quality, steam coal. In response to weakened demand for coal in 2009 due to the overall economic environment, we idled significant production capacity. As market conditions improve, we believe we are advantageously positioned to increase our production level relatively quickly to 20 million tons. Our three largest customers for the year ended December 31, 2009 were Progress Energy, Georgia Power and Santee Cooper; we derived approximately 36% of our revenues from sales to our five largest customers. No single customer accounted for more than 10% of our revenues in 2009.

During 2009, we generated coal revenues of $1.0 billion and net income of $21.5 million.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 300 Corporate Centre Drive, Scott Depot, West Virginia 25560. Our telephone number is (304) 760-2400. Our website is www.intlcoal.com. Information contained in our website is not incorporated by reference into and does not constitute part of this Offer to Purchase.

CONCURRENT OFFERINGS AND TENDER OFFER

Concurrently with the Offer, we are offering:

•	21,200,000 shares of Common Stock (or a total of 24,380,000 shares of Common Stock if the underwriters exercise their over-allotment option in full); and

•

$75.0 million aggregate principal amount of New Convertible Notes (or a total of $86.25 million aggregate principal amount of New Convertible Notes if the underwriters exercise their over-allotment option in full); and

•	$200.0 million aggregate principal amount of New Senior Secured Notes.

The Common Stock, the New Convertible Notes and the New Senior Secured Notes are being offered by means of separate prospectus supplements. None of the Offerings is conditioned upon the consummation of any of the other Offerings, and the Tender Offer is not conditioned upon consummation of the Senior Secured Notes Offering. We cannot assure you that we will complete any of the Offerings, including the Common Stock Offering and the Convertible Notes Offering, or as to the final terms of such Offerings.

Concurrently with the Tender Offer, we also commenced an offer to purchase our Existing Senior Notes. Upon the terms and subject to the conditions set forth in the related offer to purchase, we have offered to purchase any and all of the $175.0 million aggregate principal amount outstanding of our Existing Senior Notes. We expect to use the net proceeds of the Senior Secured Notes Offering, together with cash on hand, if necessary, to purchase Existing Senior Notes validly tendered and not validly withdrawn pursuant to the offer to purchase our Existing Senior Notes. The consummation of the offer to purchase our Existing Senior Notes is conditioned upon the satisfaction, or waiver by us, of certain conditions, including the Company raising a minimum of $200.0 million of gross proceeds, exclusive of discounts, from the Senior Secured Notes Offering. The Tender Offer is not conditioned on the offer to purchase our Existing Senior Notes.

For a description of our outstanding debt securities, please see note 9 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December  31, 2009 and incorporated by reference in this Offer to Purchase.

CERTAIN SIGNIFICANT CONSIDERATIONS

The following considerations, in addition to the other information included or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, should be carefully considered by each Holder before deciding whether to participate in the Tender Offer.

Limited Trading Market. The Convertible Notes are not listed on any national or regional securities exchange. Quotations for securities that are not widely traded, such as the Convertible Notes, may differ from actual trading prices and should be viewed as approximations. Holders are urged to contact their brokers with respect to current information regarding the Convertible Notes. To the extent that Convertible Notes are tendered and accepted for purchase in the Tender Offer, any existing trading market for the remaining Convertible Notes may become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. The reduced float may also make the trading price of the Convertible Notes that are not tendered and accepted for purchase more volatile. Consequently, the liquidity, market value and price volatility of Convertible Notes that remain outstanding may be adversely affected to the extent that the float of the Convertible Notes is reduced as a result of the Tender Offer. Holders of unpurchased Convertible Notes may attempt to obtain quotations for the Convertible Notes from their brokers; however, there can be no assurance that any trading market will exist for the Convertible Notes following consummation of the Tender Offer and no assurance can be made as to the prices at which the Convertible Notes may trade after the Tender Offer. The extent of the public market for the Convertible Notes following consummation of the Tender Offer will depend upon the number of Holders remaining at such time, the interest in maintaining a market in such Convertible Notes on the part of securities firms and other factors.

Repurchases of the Convertible Notes. Whether or not the Tender Offer is consummated, from time to time after the Expiration Time, or after termination or withdrawal of the Tender Offer, we or our affiliates may acquire any Convertible Notes that are not tendered pursuant to the Tender Offer through open-market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as we or our affiliates may determine, which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates will choose to pursue in the future.

Valuation Risk. The consideration offered to purchase the Convertible Notes does not reflect any independent valuation of the Convertible Notes and does not take into account events or changes in financial markets (including interest rates) after the commencement of the Tender Offer. We have not obtained or requested a fairness opinion from any banking or other firm as to the fairness of the consideration offered for the Convertible Notes. If you tender your Convertible Notes, you may or may not receive more or as much value than if you choose to keep them.

Tax Matters. See “Certain United States Federal Income Tax Consequences” for a discussion of certain U.S. federal income tax consequences of the Tender Offer.

ACCEPTANCE FOR PURCHASE AND PAYMENT FOR CONVERTIBLE NOTES

Upon the terms and subject to the conditions of the Tender Offer (including if the Tender Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, we will accept for purchase, and pay for, all Convertible Notes validly tendered and not validly withdrawn pursuant to the Tender Offer at or prior to the Expiration Time. Payment of the Purchase Price, together with any Accrued Interest to, but not including, the Payment Date, for Convertible Notes validly tendered and accepted for Purchase will be made on the Payment Date. The Depositary will act as agent for tendering Holders for the purpose of receiving payment from us or directing us as to where payment should be made and transmitting or arranging for the transmission of such payment to tendering Holders. Payment will be deemed to have been made by us upon the transfer by us of the Purchase Price, plus Accrued Interest, to the Depositary or in accordance with its instruction. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders of Convertible Notes validly tendered and accepted for purchase in the Tender Offer.

For Convertible Notes that have been validly tendered and not validly withdrawn at or prior to the Expiration Time and that are accepted for purchase, payment of the Purchase Price and Accrued Interest to, but not including, the Payment Date, will occur on the Payment Date, which is expected to be promptly following the Expiration Time, assuming that all conditions to the Tender Offer have been satisfied or waived.

We expressly reserve the right, in our sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for purchase of or payment for Convertible Notes in order to comply, in whole or in part, with any applicable law. See “Conditions to the Tender Offer.” In all cases, assuming the satisfaction or waiver of all conditions to the Tender Offer, payment by the Depositary to Holders of the Purchase Price will be made only after timely receipt by the Depositary of (i) timely confirmation of a book-entry transfer of such Convertible Notes into the Depositary’s account at DTC pursuant to the procedures set forth under “Procedures for Tendering Convertible Notes,” (ii) a properly transmitted Agent’s Message and (iii) any other documents required by the Letter of Transmittal.

For purposes of the Tender Offer, validly tendered Convertible Notes (or defectively tendered Convertible Notes for which we have waived such defect) will be deemed to have been accepted for purchase by us if, as and when we give oral or written notice thereof to the Depositary.

If any tendered Convertible Notes are not purchased pursuant to the Tender Offer for any reason, such Convertible Notes will be credited to the account maintained at DTC from which such Convertible Notes were delivered, promptly following the Expiration Time or termination of the Tender Offer.

We reserve the right to transfer or assign, in whole at any time or in part from time to time, to one or more of our affiliates, the right to purchase Convertible Notes tendered pursuant to the Tender Offer, but any such transfer or assignment will not relieve us of our obligations under the Tender Offer or prejudice the rights of tendering Holders to receive the Purchase Price pursuant to the Tender Offer.

PROCEDURES FOR TENDERING CONVERTIBLE NOTES

Holders will not be eligible to receive the Purchase Price for tendered Convertible Notes unless they validly tender and do not validly withdraw their Convertible Notes pursuant to the Tender Offer at or prior to the Expiration Time. Convertible Notes may be tendered only in denominations of $1,000 principal amount and integral multiples thereof.

Delivery of Convertible Notes through DTC and any acceptance of an Agent’s Message transmitted through ATOP is at the risk of the person tendering Convertible Notes and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary. We have not provided guaranteed delivery provisions in connection with the Tender Offer.

Tender of Convertible Notes. The tender by a Holder of Convertible Notes (and subsequent acceptance of such tender by us) will constitute a binding agreement between such Holder and us in accordance with the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal.

Tender of Convertible Notes Held Through a Custodian. Any beneficial owner whose Convertible Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and that wishes to tender Convertible Notes should contact its nominee promptly and instruct such nominee to tender Convertible Notes on such beneficial owner’s behalf.

Any beneficial owner of Convertible Notes desiring to tender Convertible Notes after 5:00 p.m., New York City time, on the date of the Expiration Time should make arrangements with such beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to fax a Notice of Voluntary Offering Instructions form to the Depositary at its facsimile number set forth on the back cover of this Offer to Purchase on behalf of such beneficial owner at or prior to the Expiration Time.

Tender of Convertible Notes Held Through DTC. To tender Convertible Notes that are held through DTC, DTC participants may electronically transmit their acceptance through ATOP (and thereby tender Convertible Notes), for which the transaction will be eligible. Upon receipt of such participant’s acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent’s Message to the Depositary for its acceptance. Delivery of tendered Convertible Notes must be made to the Depositary pursuant to the book-entry delivery procedures set forth below.

Unless the Convertible Notes being tendered are deposited with the Depositary at or prior to the Expiration Time (accompanied by a properly transmitted Agent’s Message), we may, at our option, treat such tender as defective for purposes of the right to receive the Purchase Price. Payment for the Convertible Notes will be made only against deposit of the tendered Convertible Notes.

To tender Convertible Notes after 5:00 p.m., New York City time, on the date of the Expiration Time, but at or prior to the Expiration Time, Holders must complete and sign a Notice of Voluntary Offering Instructions form and deliver it via facsimile to the Depositary. Immediately after delivering the Notice of Voluntary Offering Instructions form, the Holder should telephone the Depositary at its telephone numbers set forth on the back cover of this Offer to Purchase to confirm receipt and determine if any further action is required.

Book-Entry Delivery Procedures. The Depositary will establish accounts with respect to the Convertible Notes at DTC for purposes of the Tender Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC may make book-entry delivery of Convertible Notes by causing DTC to transfer such Convertible Notes into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Convertible Notes may be effected through book-entry transfer into the Depositary’s account at DTC, an Agent’s Message must, in any case, be transmitted to, and received by, the Depositary at or prior to the Expiration Time in connection with the tender of such Convertible Notes. Delivery of documents to DTC does not constitute delivery to the Depositary. The confirmation of a book-entry transfer into the Depositary’s account at DTC as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.” The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each participant in DTC tendering the Convertible Notes that such participants have received the Offer Documents and agree to be bound by the terms of the Tender Offer as set forth in the Offer Documents and that we may enforce such agreement against such participants.

Notwithstanding any other provision hereof, payment of the Purchase Price for Convertible Notes tendered and accepted for purchase pursuant to the Tender Offer will, in all cases, be made only after receipt by the Depositary of Book-Entry Confirmation of the transfer of such Convertible Notes into the Depositary’s account at DTC as described above, and a properly transmitted Agent’s Message.

Backup U.S. Federal Income Tax Withholding. To prevent backup U.S. federal income tax withholding, a tendering Holder of Convertible Notes must (i) provide the Depositary with such Holder’s correct taxpayer identification number and certify that such Holder is not subject to backup U.S. federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or (ii) otherwise establish a basis for exemption from backup withholding. See “Certain United States Federal Income Tax Consequences.”

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Convertible Notes pursuant to any of the procedures described above will be determined by us in our sole discretion, which determination will be final and binding. We expressly reserve the right, in our sole discretion, subject to applicable law, to reject any or all tenders of any Convertible Notes determined by us not to be in proper form or if the acceptance for purchase of, or payment for, such Convertible Notes may, in the opinion of our counsel, be unlawful. We also reserve the right, in our sole discretion, subject to applicable law, to waive or amend any of the conditions to the Tender Offer or to waive any defect or irregularity in any tender of Convertible Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. A waiver of any defect or irregularity with respect to the tender of Convertible Notes by a Holder will not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Convertible Notes. Our interpretation of the terms and conditions of the Tender Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. None of the Company, the Dealer Managers, the Information Agent and Depositary, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If we waive our right to reject a defective tender of Convertible Notes, the Holder will be eligible to receive payment of the Purchase Price for such tendered Convertible Notes.

No alternative, conditional or contingent tenders of Convertible Notes will be accepted. A tendering Holder, by electronically transmitting its acceptance through DTC’s ATOP or by executing and delivering a Notice of Voluntary Offering Instructions form, waives all rights to receive notice of acceptance of such Holder’s Convertible Notes for purchase.

WITHDRAWAL OF TENDERS

Tenders of Convertible Notes may be validly withdrawn at any time at or prior to the Expiration Time. Tendered Convertible Notes may not be withdrawn subsequent to the Expiration Time, provided, however, that tenders of Convertible Notes may be validly withdrawn if the Tender Offer is terminated without any Convertible Notes being purchased thereunder. In the event of a termination of the Tender Offer, the Convertible Notes tendered pursuant to the Tender Offer will be promptly returned to the tendering Holders.

If we make a material change in the terms of the Tender Offer or the information concerning the Tender Offer, we will publicly announce such changes or information or disseminate additional offering materials and extend the Tender Offer to the extent required by law. If the Tender Offer is amended at or prior to the Expiration Time in a manner determined by us in our sole discretion to constitute a material adverse change to the Holders, we will promptly disclose such amendment and, if necessary, extend the Tender Offer for a period deemed by us to be adequate and in compliance with applicable law to permit Holders to withdraw their Convertible Notes. If the consideration to be paid in the Tender Offer is increased or decreased, the principal amount of Convertible Notes subject to the Tender Offer is decreased or the pricing formula, the minimum Purchase Price or the maximum Purchase Price is changed, increased or decreased, if required by law, the Tender Offer will remain open at least ten business days from the date we first give notice to Holders of such Convertible Notes, by public announcement or otherwise, of such change, increase or decrease. In addition, we may, if we deem appropriate, extend the Tender Offer for any other reason.

Any termination, extension or amendment of the Tender Offer will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Tender Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. Without limiting the manner in which any public announcement may be made, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

For a withdrawal of tendered Convertible Notes to be valid, a written or facsimile transmission notice of withdrawal must be received by the Depositary at or prior to the Expiration Time, by mail, fax or hand delivery at its address or facsimile number set forth on the back cover of this Offer to Purchase or by a properly transmitted “Request Message” through ATOP. Any such notice of withdrawal must (i) specify the name of the person who tendered the Convertible Notes to be withdrawn, (ii) contain the description of the Convertible Notes to be withdrawn and the aggregate principal amount represented by such Convertible Notes and (iii) unless transmitted through ATOP, be signed by the Holder of such Convertible Notes in the same manner as the original signature on the Agent’s Message by which such Convertible Notes were tendered, or be accompanied by (a) documents of transfer sufficient to have the Trustee register the transfer of the Convertible Notes into the name of the person withdrawing such Convertible Notes and (b) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such Holder. If the Convertible Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon receipt by the Depositary of written or facsimile notice of such withdrawal even if physical release of such Convertible Notes is not yet effected, provided such notice is received at or prior to the Expiration Time.

Any permitted withdrawal of Convertible Notes may not be rescinded. Any Convertible Notes validly withdrawn will thereafter be deemed not validly tendered for purposes of the Tender Offer, provided, however, that withdrawn Convertible Notes may be re-tendered by again following one of the appropriate procedures described herein at any time at or prior to the Expiration Time.

If we extend the Tender Offer or are delayed in our acceptance for purchase of Convertible Notes or are unable to purchase Convertible Notes pursuant to the Tender Offer for any reason, then, without prejudice to our rights hereunder and subject to applicable law (including Rules 13e-4(f)(5) and 14e-1(c) under the Exchange Act, which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer), tendered Convertible Notes may be retained by the Depositary on our behalf and may not be withdrawn, except as otherwise provided in this section.

In addition, tendered Convertible Notes that have not been accepted for purchase may be withdrawn at any time after April 30, 2010 (40 business days after the commencement of the Tender Offer).

Any beneficial owner of Convertible Notes desiring to withdraw previously tendered Convertible Notes after 5:00 p.m., New York City time, on the date of the Expiration Time should make arrangements with such beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to fax a notice of withdrawal to the Depositary at its facsimile number set forth on the back cover of this Offer to Purchase on behalf of such beneficial owner at or prior to the Expiration Time.

All determinations as to validity, form and eligibility (including time of receipt) of notices of withdrawal will be made by us in our sole discretion, which determination will be final and binding. None of the Company, the Dealer Managers, the Information Agent and Depositary, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

CONDITIONS TO THE TENDER OFFER

Notwithstanding any other provisions of the Tender Offer (or any extensions or amendments thereof) and in addition to (and not in limitation of) our right to extend or amend the Tender Offer at any time in our sole discretion, we will not be required to accept for purchase or pay for any Convertible Notes tendered and may terminate the Tender Offer at any time in our sole discretion and may, subject to Rule 14e-1 under the Exchange Act, postpone the acceptance of Convertible Notes tendered pursuant to the Tender Offer or delay the payment for Convertible Notes accepted for purchase, if, immediately prior to such time as any Convertible Notes are accepted for purchase pursuant to the Tender Offer, any one of the following conditions has occurred and is continuing: (a) the Refinancing Condition has not been satisfied, or (b) the General Conditions have not been satisfied.

The “Refinancing Condition” means the receipt by us and the availability at or prior to the Expiration Time of (i) a minimum of $100.0 million in aggregate gross proceeds, exclusive of discounts, from the Common Stock Offering and (ii) a minimum of $75.0 million in aggregate gross proceeds, exclusive of discounts, from the Convertible Notes Offering such that we have the necessary funds to pay the Purchase Price of validly tendered and not validly withdrawn Convertible Notes, plus Accrued Interest to, but not including, the Payment Date.

The “General Conditions” mean the following:

•

any statute, rule, regulation, judgment, order, stay, decree, executive order or injunction is promulgated, proposed, entered, enforced, enacted, issued or deemed applicable to the Tender Offer by any domestic or foreign federal or state governmental authority or court, or regulatory or administrative agency or instrumentality, or any third person, which directly or indirectly (i) would or might prohibit, or make illegal the acceptance for purchase, payment for or purchase of some or all of the Convertible Notes or the consummation of the Tender Offer, (ii) would or might result in a delay in or restrict our ability or render us unable to accept for purchase, pay for or purchase some or all of the Convertible Notes, (iii) would or might impose or confirm material limitations on the scope, validity or effectiveness of our ability to acquire or hold or to exercise full rights of ownership of the Convertible Notes, or (iv) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us and our subsidiaries, taken as a whole;

•

(i) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, or any setting of minimum purchase prices for trading on such markets, or any suspension of trading of any securities of us or of one of our affiliates on any exchange or in the over-the-counter market, (ii) any banking moratorium or suspension of payments declared by U.S. federal or New York authorities, (iii) any major disruption of settlements of securities or clearance services in the United States, (iv) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, any declaration of war by the U.S. Congress or any other national or international calamity or emergency if, in our sole judgment, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency makes it impractical or inadvisable to proceed with the Tender Offer, (v) any significant adverse change in the trading prices of the Convertible Notes or in any of our securities in any financial markets, (vi) a material impairment in the trading market for debt securities that could, in our sole judgment, affect the Tender Offer, (vii) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on (or other event that, in our reasonable judgment, might affect) the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the Tender Offer, a material acceleration or worsening thereof;

•

any threatened or pending action, proceeding or counterclaim brought by any domestic or foreign federal or state governmental, regulatory or administrative agency or authority, court, legislative body, commission or third party (i) challenging the acquisition by us of the Convertible Notes or otherwise seeking to restrain or prohibit the consummation of the Tender Offer or otherwise seeking to obtain any damages as a result thereof, (ii) otherwise materially adversely affecting our ability to successfully complete the Tender Offer or (iii) that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us and our subsidiaries, taken as a whole;

•

neither the Trustee nor any third party has objected in any respect to, or taken action or failed to take action that could, in our reasonable judgment, adversely affect the consummation of, the Tender Offer or has taken any action that challenges the validity or effectiveness of the procedures used by us in the making of the Tender Offer or the acceptance of, or payment for, the Convertible Notes;

•

there has not occurred, or is likely to occur, any change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls that, in our reasonable judgment, would be likely to impair materially the contemplated benefits of the Tender Offer to us; or

•

any event or circumstance affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us or our subsidiaries or affiliates that, in our sole judgment, would or might (i) prohibit, prevent, restrict or delay the consummation of the Tender Offer, (ii) make it impractical or inadvisable to proceed with the Tender Offer or (iii) be materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us and our subsidiaries, taken as a whole.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived with respect to the Tender Offer at any time at or prior to the Expiration Time by us, in whole or in part, in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time up to the Expiration Time. Any determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

The Tender Offer is not conditioned on any minimum aggregate principal amount of Convertible Notes being tendered or upon consummation of the Senior Secured Notes Offering or our offer to purchase the Existing Senior Notes.

Although we have no present plans or arrangements to do so, we reserve the right to amend, at any time, the terms of the Tender Offer. We will give Holders proper notice of such amendments as may be required by applicable law.

MARKET AND TRADING INFORMATION

As of March 5, 2010, $139.5 million in aggregate principal amount of Convertible Notes were outstanding. The Convertible Notes are not listed on any national or regional securities exchange or reported on a national quotation system. Quotations for securities that are not widely traded, such as the Convertible Notes, may differ from actual trading prices and should be viewed as approximations. To the extent that the Convertible Notes are traded, prices of the Convertible Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. Holders are urged to obtain current information with respect to the market prices for the Convertible Notes.

Our Common Stock trades on the NYSE under the symbol “ICO.” The following table sets forth on a per share basis the high and low intra-day prices on the NYSE, based upon published financial sources for our Common Stock.

	High	Low
Fiscal Year ended December 31, 2008
Quarter ended March 31, 2008	$7.17	$4.75
Quarter ended June 30, 2008	13.90	6.00
Quarter ended September 30, 2008	13.37	5.52
Quarter ended December 31, 2008	6.19	1.50

Fiscal Year ended December 31, 2009
Quarter ended March 31, 2009	$3.24	$1.09
Quarter ended June 30, 2009	3.70	1.54
Quarter ended September 30, 2009	4.59	2.24
Quarter ended December 31, 2009	5.35	3.47

Fiscal Year ending December 31, 2010
Quarter ended March 31, 2010 (through March 5, 2010)	$4.89	$3.36

We have never declared or paid a dividend on our Common Stock. We may retain any future earnings to support the development and expansion of our business or make additional payments under our new asset-based loan credit facility and, as a result, we may not pay cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Our new asset-based loan credit facility, the Indenture and the indenture that will govern the New Senior Secured Notes limit, or will limit us, from paying cash dividends or other payments or distributions with respect to our capital stock in excess of certain amounts. In addition, the terms of any future credit agreement or indenture may contain similar restrictions on our ability to pay dividends or make payments or distributions with respect to our capital stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax considerations relating to the sale of the Convertible Notes pursuant to the Tender Offer. It is not a complete analysis of all the potential tax considerations relating to the Convertible Notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. No assurance can be given that the Internal Revenue Service (the “IRS”) will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary deals only with Convertible Notes that are held as capital assets within the meaning of section 1221 of the Code for U.S. federal income tax purposes. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	real estate investment trusts;

•	regulated investment companies;

•	tax-exempt organizations, including private foundations;

•	brokers and dealers in securities;

•	expatriates;

•	traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons that will hold the Convertible Notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	persons deemed to sell the Convertible Notes under the constructive sale provisions of the Code; or

•	partnerships (and other entities or arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Convertible Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding Convertible Notes or a partner in such a partnership, you should consult your tax advisor regarding the tax consequences of the Tender Offer to you.

This summary of certain material U.S. federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to Tendering U.S. Holders

For purposes of this discussion, a U.S. Holder is a beneficial owner of Convertible Notes that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust or (ii) that was in existence on August 19, 1996, and validly elected to continue to be treated as a domestic trust. A beneficial owner of the Convertible Notes that is not a U.S. Holder should refer to the discussion entitled “Consequences to Tendering Non-U.S. Holders” below.

Sale of Convertible Notes. The receipt of cash for Convertible Notes pursuant to the Tender Offer will generally be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that tenders Convertible Notes in the Tender Offer will generally recognize gain or loss equal to the difference between (i) the total consideration received in exchange for the tendered Convertible Notes (other than any portion of the consideration received that is attributable to accrued but unpaid interest, which will be taxable as ordinary income to the extent not previously reported as income) and (ii) the U.S. Holder’s adjusted tax basis in the tendered Convertible Notes. In general, a U.S. Holder’s adjusted tax basis in the Convertible Notes equals (a) such U.S. Holder’s initial cost of such Convertible Notes, (b) increased by any market discount, discussed below, previously included in income by such U.S. Holder with respect to the Convertible Notes and (c) decreased by any bond premium previously amortized by the U.S. Holder with respect to the Convertible Notes. Except to the extent that gain is recharacterized as ordinary income pursuant to the market discount rules discussed below, such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if Convertible Notes have been held for more than one year at the time of the sale. Long-term capital gains recognized by individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Market Discount. Gain recognized by a tendering U.S. Holder with respect to a Convertible Note that was acquired with market discount will generally be treated as ordinary income to the extent of any market discount that has accrued during the period that the tendering U.S. Holder held Convertible Notes and that has not previously been included in income by the U.S. Holder under an election, discussed below, to include the market discount in income as it accrues. A Convertible Note generally will be considered to have been acquired with market discount if the initial tax basis of the Convertible Note in the hands of the U.S. Holder was less than the stated redemption price at maturity of the Convertible Note by more than a specified de minimis amount. Market discount accrues on a ratable basis for these purposes. A U.S. Holder may elect, however, to include the market discount in income as it accrues (on either a ratable or constant yield basis) for U.S. federal income tax purposes.

Backup Withholding and Information Reporting. A U.S. Holder may be subject to backup withholding at the applicable withholding rate with respect to the receipt of cash in exchange for a Convertible Note and the receipt of cash attributable to accrued and unpaid interest unless the U.S. Holder provides us a correct taxpayer identification number (“TIN”) and certifies that: (i) the U.S. Holder is a U.S. person for U.S. federal income tax purposes, (ii) the TIN is correct (or that the U.S. Holder is awaiting a TIN) and (iii) the U.S. Holder either:

•	is exempt from backup withholding;

•	has not been informed by the IRS that backup withholding is required due to underreporting of interest and dividends from payments made to the U.S. Holder; or

•	has been informed by the IRS that backup withholding is no longer required.

U.S. Holders are encouraged to consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption. Any amount paid as backup withholding would be creditable against the U.S. Holder’s federal income tax liability, provided that the requisite information is provided to the IRS on a timely basis. When required, we or the Depositary, on our behalf, will report to tendering U.S. Holders and to the IRS the amount of any reportable payment made pursuant to the Tender Offer.

Consequences to Tendering Non-U.S. Holders

For purposes of this discussion, a Non-U.S. Holder means a beneficial owner of Convertible Notes (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Sale of Convertible Notes. Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain recognized on the sale of Convertible Notes pursuant to the Tender Offer, unless:

•

in the case of a Non-U.S. Holder who is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are satisfied;

•	the gain with respect to the Convertible Notes is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States; or

•

if the Convertible Notes are considered to be regularly traded on an established securities market, the Non-U.S. Holder at any time during the five-year period preceding the sale of Convertible Notes or the Non-U.S. Holder’s holding period, whichever period is shorter, owned more than 5% of the outstanding Convertible Notes, or if the Convertible Notes are not considered to be regularly traded on an established securities market, as of the latest date that the Non-U.S. Holder acquired any of the Convertible Notes, the aggregate fair market value of all Convertible Notes held by the Non-U.S. Holder exceeded 5% of the aggregate fair market value of the Company’s outstanding common stock.

If the first exception applies, the Non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which its U.S.-source gains from the sale or exchange of capital assets (including any gain from the sale of Convertible Notes pursuant to the Tender Offer) exceed its U.S.-source losses from the sale or exchange of capital assets.

If the second exception applies, the Non-U.S. Holder will generally be required to pay U.S. federal income tax (but not U.S. withholding tax) on the net gain derived from the sale of Convertible Notes in the same manner as U.S. Holders, as described above. In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a 30% branch profits tax on its earnings and profits for the tax year that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. For this purpose, gain effectively connected with the Non-U.S. Holder’s trade or business in the United States will be included in its earnings and profits. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, gain recognized on the sale of Convertible Notes pursuant to the Tender Offer will be subject to U.S. federal income tax in the manner specified by the treaty.

If the third exception applies, any gain recognized by such a Non-U.S. Holder on the sale of Convertible Notes pursuant to the Tender Offer would be treated as effectively connected with the conduct of a trade or business in the United States and would be subject to U.S. federal income tax in the same manner as a U.S. Holder, as described above. In addition, if the Convertible Notes are not considered to be regularly traded on an established securities market, a Non-U.S. Holder of a substantial amount of Convertible Notes could also be subject to U.S. federal withholding at a 10% rate with respect to the gross proceeds realized from the sale of Convertible Notes pursuant to the Tender Offer.

Any amount received by a Non-U.S. Holder pursuant to the Tender Offer attributable to any accrued but unpaid interest generally will not be subject to U.S. federal income or withholding tax, provided that: (a) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all series of our stock that are entitled to vote; (b) the Non-U.S. Holder is neither (i) a controlled foreign corporation (within the meaning of the Code) that is related to us through stock ownership nor (ii) a bank receiving interest on a loan entered into in the ordinary course of business; (c) the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and (d) the Depositary has received appropriate documentation from the Non-U.S. Holder (e.g., IRS Form W-8BEN) establishing that the Non-U.S. Holder is not a U.S. person for U.S. federal income tax purposes. A Non-U.S. Holder that cannot satisfy the foregoing requirements generally will be subject to the U.S. federal withholding tax at a 30% rate (or lower applicable treaty rate) on payments of interest pursuant to the Tender Offer, unless the interest is effectively connected with the conduct of a trade or business within the United States. If the amount received on account of any accrued but unpaid interest is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, such interest (a) will be subject to U.S. federal income taxation in the same manner as interest received by a U.S. person (and, with respect to a Non-U.S. Holder that is a foreign corporation, may also be subject to a 30% branch profits tax), and (b) will not be subject to U.S. federal withholding tax so long as the relevant Non-U.S. Holder provides the Depositary with the appropriate documentation (e.g., IRS Form W-8ECI).

Backup Withholding and Information Reporting. Any payment received by a Non-U.S. Holder from the sale of Convertible Notes pursuant to the Tender Offer by or through a foreign office of a broker that is not a U.S. person or related to a U.S. person will not be subject to backup withholding. However, any payment received by a Non-U.S. Holder from the sale of Convertible Notes by or through the U.S. office of a broker may be subject to backup withholding unless the holder certifies as to its taxpayer identification number or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS. When required, we or the Depositary, on our behalf, will report to tendering Non-U.S. Holders and to the IRS the amount of any reportable payment made pursuant to the Tender Offer.

Consequences to Non-Tendering Holders

A holder whose Convertible Notes are not purchased pursuant to the Tender Offer will not incur any U.S. federal income tax liability as a result of consummation of the Tender Offer.

THE DEALER MANAGERS, THE INFORMATION AGENT AND THE DEPOSITARY

UBS Securities LLC and Morgan Stanley & Co. Incorporated have been engaged to act as Dealer Managers in connection with the Tender Offer. In such capacity, the Dealer Managers may contact Holders regarding the Tender Offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Offer to Purchase, the Letter of Transmittal and related materials to beneficial owners of Convertible Notes.

The Dealer Managers have been engaged to act as Dealer Managers in connection with our tender offer for the Existing Senior Notes. The Dealer Mangers are also underwriters for the Common Stock Offering, the Convertible Notes Offering and the Senior Secured Notes Offering. The Dealer Managers (or affiliates of each of the foregoing) are among the joint lead arrangers and joint bookrunners under our new asset-based loan credit facility, and the Dealer Managers or their affiliates are agents and lenders under our new asset-based loan credit facility. In addition, the Dealer Managers and their respective affiliates have provided, are currently providing and may provide in the future, financial, advisory, investment banking and general banking services to us and our affiliates, for which they have received and will receive customary fees and commissions. We have agreed to indemnify the Dealer Managers against certain liabilities, including certain liabilities under the federal securities laws. From time to time in the future, the Dealer Managers may provide additional services to us and our affiliates.

At any given time, the Dealer Managers may trade the Convertible Notes or any of our other securities for their own account or for the accounts of their customers and, accordingly, may hold a long or short position in the Convertible Notes or any such other securities. The Dealer Managers are not obligated to make a market for the Convertible Notes. In addition, the Dealer Managers may tender Convertible Notes in the Tender Offer.

Any Holder that has questions concerning the terms of the Tender Offer may contact the Dealer Managers at their respective address and telephone numbers set forth on the back cover of this Offer to Purchase.

D. F. King & Co., Inc. has been appointed Information Agent for the Tender Offer. Questions and requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Holders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Tender Offer.

D. F. King & Co., Inc. has been appointed as Depositary for the Tender Offer. Letters of Transmittal and all correspondence in connection with the Tender Offer should be sent or delivered by each Holder or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Any Holder or beneficial owner that has questions concerning the procedures for tendering Convertible Notes or whose Convertible Notes have been mutilated, lost, stolen or destroyed should contact the Depositary at its address and telephone numbers set forth on the back cover of this Offer to Purchase.

None of the Dealer Managers, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning us or our affiliates or the Convertible Notes contained or referred to in this Offer to Purchase or for any failure by us to disclose events that may have occurred and may affect the significance or accuracy of such information.

FEES AND EXPENSES

We have agreed to pay the Dealer Managers a customary fee for their services in connection with the Tender Offer. In addition, we have agreed to reimburse the Dealer Managers for their reasonable and documented out-of-pocket expenses for their services as Dealer Managers in connection with the Tender Offer. We have also agreed to indemnify the Dealer Managers and their respective affiliates against certain liabilities under federal or state law, including liabilities under the federal securities laws, or otherwise caused by, relating to or arising out of the Tender Offer.

We will pay the Information Agent customary fees for its services and reimburse the Information Agent for its reasonable and documented out-of-pocket expenses in connection with the Tender Offer. We have also agreed to indemnify the Information Agent for certain liabilities relating to or arising out of the Tender Offer. We will pay the Depositary customary fees for its services and reimburse the Depositary for its reasonable out-of-pocket expenses in connection with the Tender Offer. We have also agreed to indemnify the Depositary for certain liabilities relating to or arising out of the Tender Offer.

We will pay brokerage firms and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase and related materials to the beneficial owners of Convertible Notes and in handling or forwarding tenders of Convertible Notes by their customers.

MISCELLANEOUS

We are not aware of any jurisdiction in which the making of the Tender Offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the Tender Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law or seek to have such laws declared inapplicable to the Tender Offer. If, after such good faith effort, we cannot comply with any such law, the Tender Offer will not be made to (nor will tenders of Convertible Notes be accepted from or on behalf of) the Holders residing in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on our behalf by the Dealer Managers, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed a statement on Schedule TO, which contains additional information with respect to the Tender Offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under “Available Information and Incorporation of Documents by Reference.”

No person has been authorized to give any information or make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

The Depositary for the Tender Offer is:

D. F. King & Co., Inc.

By Regular, Registered or Certified Mail; Hand or Overnight Delivery: 48 Wall Street, 22nd Floor New York, New York 10005	By Facsimile Transmission: (212) 809-8839 (for eligible institutions only) To confirm receipt of facsimile by telephone: (212) 493-6996

Any questions or requests for assistance or additional copies of this Offer to Purchase may be directed to the Information Agent at the telephone numbers and address set forth below. A Holder of Convertible Notes may also contact the Dealer Managers at their respective telephone numbers set forth below or such Holder’s broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers call: (212) 269-5550 (collect)

or

All others call Toll Free: (800) 431-9633

The Dealer Managers for the Tender Offer are:

UBS Investment Bank 677 Washington Blvd. Stamford, Connecticut 06901 Attention: Liability Management Group Collect: (203) 719-4210 Toll-Free: (888) 719-4210	Morgan Stanley 1585 Broadway New York, New York 10036 Collect: (212) 761-5384 Toll-Free: (800) 624-1808 Attention: Liability Management Group